SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X           Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes _______           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The fourth paragraph of the press release attached as Exhibit 10.1 to this Report on Form 6-K (the "Press Release") and the financial statements included in the Press Release are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration
No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2005 Third Quarter Results. Dated October 31, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ORCKIT COMMUNICATIONS LTD.


Date: October 31, 2005              By:  /s/ Adam M. Klein
                                         --------------------------------
                                    Adam M. Klein for Izhak Tamir,
                                    pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1 Press Release: Orckit Communications Reports 2005 Third Quarter Results. Dated October 31, 2005.

                                  EXHIBIT 10.1

                                  [ORCKIT LOGO]

            Orckit Communications Reports 2005 Third Quarter Results
                                       ---
               Begins Commercial Deliveries to New U.S. Customer;

       Raises Full Year 2005 Revenue and EPS Guidance to $100 Million and
                              $1.25 Per Share; and

                       Provides Preliminary 2006 Guidance

TEL AVIV, Israel, October 31 -- Orckit Communications Ltd. (Nasdaq: ORCT)) today reported results for the three and nine month periods ended September 30, 2005.

Revenues in the third quarter of 2005 were $25.4 million compared to $2.0 million in the quarter ended September 30, 2004 and $21.8 million in the previous quarter ended June 30, 2005.

Net income for the quarter ended September 30, 2005 was $7.6 million, or $0.45 per diluted share, compared to a net loss of $5.9 million, or $(0.45) per share, for the quarter ended September 30, 2004 and net income of $3.9 million, or $0.21 per diluted share, for the previous quarter ended June 30, 2005. The weighted average number of shares used in these calculations was 17.0 million for the quarter ended September 30, 2005, 13.1 million for the quarter ended September 30, 2004 and 16.5 million for the quarter ended June 30, 2005.

Results for the quarter ended September 30, 2005 include a capital gain of approximately $2.4 million, or $0.14 per diluted share, from the sale to Broadcom of the Company's holdings in Siliquent Technologies, a privately-held semiconductor design company. Excluding this capital gain, net income for this quarter was $5.2 million, or $0.30 per diluted share.

Revenues for the nine months ended September 30, 2005 were $67.8 million compared to $2.7 million for the nine months ended September 30, 2004. Net income for the period was $14.6 million, or $0.84 per diluted share, compared to a net loss of $(17.2) million, or $(1.32) per share, for the nine months ended September 30, 2004. The weighted average number of shares used in these calculations was 16.5 million for the nine months ended September 30, 2005 and
13.1 million for the nine months ended September 30, 2004. The capital gain from the sale of the Company's interest in Siliquent Technologies is also included in the results for the nine months ended September 30, 2005.

Key highlights for the quarter:

-- Product deliveries to KDDI continued, supporting the ongoing expansion of its metro networks. According to press releases from KDDI, its VOIP Metal Plus and Triple Play Hikari Plus service offerings continue to attract subscribers and gain traction in Japan.

-- Initial commercial shipments to a U.S. telecom carrier commenced. It is expected that product deliveries to this customer will increase in 2006.

-- Interest from telecom carriers in Corrigent's CM-100 product line continued. This interest came primarily from emerging carriers in Asia, seeking to provide both Ethernet and TDM services over a single unified network. Triple Play, being the most demanding application, is one of the fundamental drivers for these metro network expansion plans.

-- In the third quarter, the Company retired all outstanding bank loans in the amount of $11.0 million. As of September 30, 2005, after this bank retirement, the Company's balance of cash and marketable securities was $101.6 million.

Accounting matters: Early adoption of SFAS 123(R)

-- As of July 1, 2005 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (R). The adoption of SFAS No. 123 (R) is mandatory for all U.S. GAAP reporting companies beginning January 1, 2006. The main difference of SFAS No. 123 (R) compared to prior reporting rules is that companies will be required to include a compensation cost for all share-based awards issued calculated based on the fair value on date of grant. Under this SFAS, Orckit will not have employee share option awards which are subject to variable accounting treatment. It is expected that in 2005 Orckit will record insignificant additional expenses due to the adoption of this SFAS.

Izhak Tamir, President of Orckit, commented: "Our results for the third quarter of 2005 continued to be driven by the nation-wide deployment of Corrigent's CM-100 product line by KDDI in Japan. We expect this deployment to continue in 2006. We remain committed to adding new advanced capabilities to our product offering to further support requirements from our customers as metro applications evolve."

Mr. Tamir continued: "With initial product deliveries made to a U.S. telecom carrier, we expect to remain a leading supplier in the 10Gbps metro market. The CM-100 product line addresses the need of telecom carriers to effectively support demand for heavy Ethernet packet-based services targeting enterprise subscribers, high bandwidth video services to residential subscribers and TDM services, all over a unified platform."

Mr. Tamir concluded: "We believe that the economics of converged networks are becoming more appealing to an increasing number of telecom carriers who seek to provide new high-bandwidth packet-based services. The CM-100 is the solution of choice for such convergence, as it is designed to support emerging as well as legacy services over a simplified network topology, thus reducing operational cost and increasing network efficiency."

Outlook and Guidance

Fourth quarter 2005 guidance:

For the quarter ending December 31, 2005, Orckit expects revenues of approximately $32.0 million and net income of approximately $6.9 million, or $0.41 per diluted share. This represents anticipated growth of over 25% in revenues compared to revenues for the third quarter.

Full year 2005 guidance:

For 2005, Orckit expects revenues of approximately $100.0 million and net income of approximately $21.5 million, or $1.25 per diluted share. Forecasted results for the full year include the capital gain from the sale of the Company's interest in Siliquent Technologies.

Preliminary 2006 guidance:

Orckit is
providing preliminary guidance for 2006. The Company expects revenues from existing customers to increase in 2006 by approximately 25% compared to total revenues in 2005.

Diluted net income per share in 2006 is expected to increase by 20% compared to diluted net income per share in 2005. Excluding the capital gain in 2005 of $2.4 million, or $0.14 per diluted share, diluted net income per share in 2006 is expected to increase by more than 35%.

Conference Call

Orckit Communications will host a conference call on October 31, 2005, at 11 a.m. EST. The call can be accessed by dialing 1-800-370-0898 in the United States and 1-973-409-9260 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through November 7, 2005 at 11:59 p.m., EST at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 6558137.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

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


                                                  ORCKIT COMMUNICATIONS LTD.
                                                 CONSOLIDATED BALANCE SHEETS
                                                       (US$ in thousands)

                                                                             September 30                 December 31
                                                                                2005                         2004
                                                                                ----                         ----
                       ASSETS

Current assets:

    Cash and short term marketable securities                  $                 33,684         $           58,780
    Trade receivables                                                            17,338                     54,814
    Other receivables                                                             1,480                      1,492
    Inventories                                                                   2,270                      5,533
                                                                                 ------                     ------
          Total  current assets                                                  54,772                    120,619

Long term marketable securities                                                  67,942                     18,441
Other investments                                                                     0                      1,907
Severance pay fund                                                                2,788                      3,348
Property and equipment, net                                                       3,973                      4,211
                                                                                 ------                     ------
          Total  assets                                        $                129,475        $           148,526
                                                                                 ======                     ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loans                                                 $                      0        $            31,000
    Trade payables                                                               12,490                     25,824
    Accrued expenses and other payables                                          14,094                     11,645
    Deferred income                                                              39,035                     35,662
                                                                                 ------                     ------
          Total current liabilities                                              65,619                    104,131

Long term liabilities :
    Accrued severance pay                                                         3,650                      4,131
                                                                                 ------                     ------
          Total liabilities                                                      69,269                    108,262

Shareholders' equity                                                             60,206                     40,264
                                                                                 ------                     ------
          Total  liabilities and shareholders' equity          $                129,475        $           148,526
                                                                                 ======                     ======


                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)


                                                                             Three Months Ended                 Nine Months Ended
                                                                                September 30                       September 30
                                                                            2005            2004               2005           2004
                                                                            ----            ----               ----           ----



Revenues                                                         $        25,443   $       2,029      $      67,844   $      2,699

Cost of revenues                                                          13,060           1,196             34,722          1,447
                                                                          ------          ------             ------         ------
Gross profit                                                              12,383             833             33,122          1,252

Research and development expenses, net                                     3,983           4,227             11,890         11,635

Selling, marketing general and administrative expenses                     3,825           3,023             11,220          7,982
                                                                          ------          ------             ------         ------
Total operating expenses                                                   7,808           7,250             23,110         19,617
                                                                          ------          ------             ------         ------
Operating income (loss)                                                    4,575         (6,417)             10,012       (18,365)

Financial income, net                                                        583             469              2,141          1,154

Other income                                                               2,448               0              2,448              0
                                                                          ------          ------             ------         ------
Net income (loss)                                                $         7,606   $     (5,948)      $      14,601   $   (17,211)
                                                                          ======          ======             ======         ======
Net income (loss) per share - basic                              $          0.54   $      (0.45)      $        1.05   $     (1.32)
                                                                          ======          ======             ======         ======
Net income (loss) per share - diluted                            $          0.45   $      (0.45)      $        0.84   $     (1.32)
                                                                          ======          ======             ======         ======
Weighted average number of shares outstanding - basic                     14,188          13,086             13,848         13,053
                                                                          ======          ======             ======         ======
Weighted average number of shares outstanding - diluted                   17,014          13,086             16,514         13,053
                                                                          ======          ======             ======         ======

